FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X              Form 40-F   _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes   ____         No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding non-public issuance of debt financing instruments of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on November 8, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
NON-PUBLIC ISSUANCE OF DEBT FINANCING INSTRUMENTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2010 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 17 May 2011, the Company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for quota of the non-public issuance of debt financing instruments with a principal amount of not exceeding RMB10 billion within 12 months from the date of obtaining an approval at the general meeting (to be issued within such period on a rolling basis). On 8 September 2011, the Company received a “Notification on Acceptance of Registration (No.PPN15 of 2011) from the National Association of Financial Market Institutional Investors, accepting the registration of the Company’s non-public issuance of debt financing instruments.

The Company has completed the issuance of the first tranche of Huaneng Power International, Inc.’s non-public issuance of debt financing instruments of 2011 (“Debt Financing Instruments”) on 7 November 2011. The issuance amount for the Debt Financing Instruments was RMB5 billion with a maturity period of 5 years. The unit face value is RMB100 and the issuing interest rate is 5.74%.

China Construction Bank Limited acts as the lead underwriter for the Debt Financing Instruments for placing the same to designated investors. The proceeds from the Debt Financing Instruments will be used principally to supplement operational working capital, to support the fast development of the Company so as to, at the same time, lower the finance costs of the Company and to further adjust the debt structure for strengthening the Company’s competitiveness.

The Debt Financing Instruments do not constitute any transactions under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
8 November 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    November 8, 2011